Filed by: LivePerson, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LivePerson, Inc.
Commission File No. 001-41926
Date: August 13, 2026

FROM: John Sabino
TO: LP-Global

SUBJECT: Keyvan and I discuss what’s ahead for LivePerson + SoundHound

Team,

As we approach the August 20 Special Meeting of Stockholders, I want to share a few important updates on our proposed merger with SoundHound AI and once again ask every LivePerson employee who owns shares to make sure your voice is heard.

An important milestone: ISS and Glass Lewis recommend voting “FOR” the transaction

This week, we announced that Institutional Shareholder Services (ISS) and Glass Lewis, the two leading independent proxy advisory firms, have both recommended that LivePerson stockholders vote “FOR” the proposed merger with SoundHound AI.

For those who may not be familiar with these firms, ISS and Glass Lewis independently evaluate transactions and other corporate events that require stockholder approval, and provide recommendations to institutional investors on how they should vote. Their support validates the Board’s unanimous recommendation to approve the transaction with SoundHound and is is an important milestone as we head toward the Special Meeting next week.

Hear directly from Keyvan and me about what we can build together

I also recently sat down with SoundHound CEO Keyvan Mohajer to talk about why we believe bringing our two companies together creates such a compelling opportunity.

We discuss how the combined Company will better serve customers, the complementary strengths of LivePerson and SoundHound, and the potential to bring voice, digital and agentic AI together in one comprehensive enterprise offering. We also talk candidly about why we believe this combination gives us greater financial stability, resources to invest and the ability to innovate at greater scale and speed.

VIDEO LINK
https://www.youtube.com/watch?v=gJB4dWYXVpc

I hope you'll take a few minutes to watch. This is about much more than completing a transaction. It's about the long-term opportunity we see ahead for our technology, our customers and our teams as part of a stronger company.

If you are a LivePerson stockholder, please vote now

Finally, I want to reiterate something that is especially important as we get closer to August 20: every vote matters, regardless of how many shares you own.

Approval of the merger requires the support of more than 50% of our outstanding shares. That means not voting has the same effect as voting against the transaction. Keyvan and I reinforce this directly in our conversation as well.

If you have not yet submitted your proxy, please don't wait. The deadline to vote by proxy is 11:59 p.m. ET on August 19. You can find voting instructions and additional information at voteliveperson.com. Please reach out to Hollie Ellison if you have any questions or issues with voting your LivePerson shares.

Thank you for staying engaged. And to our employee stockholders, thank you for taking the time to make your voice heard!

Best,

John

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Video Transcript:

John Sabino:

Hi, everyone. Keyvan and I wanted to take an opportunity to speak to all of you about our upcoming vote that we have on August 20th, voting for the merger of SoundHound and LivePerson. Keyvan and I were hoping to help all of you sort through some of the complex SEC filings and financial materials and speak plainly to you about the opportunities that exist for both of our companies to come together and the strategic rationale for bringing the companies together.

TEXT: Why are LivePerson and SoundHound AI a strong strategic fit?

Keyvan Mohajer:

Well, this is an incredible opportunity and amazing moment to bring the companies together. It's never been this good. Agentic AI is going to be in every business and every merchant of all sizes. Together, LivePerson and SoundHound are going to have the most comprehensive solution, and we believe it's going to be one of the most comprehensive customer base in the market. LivePerson is very strong in digital channels and SoundHound has historically been very strong in voice channels, and our customers want both. Our customers want to create an agent once and they want it to answer their phone, they want it to be on their website, they want it to be in digital channels and on their mobile app. And the two companies together will have a solution that can address all the needs of their customers so that they don't have to go to multiple vendors. They can choose one vendor, one solution, and deploy it everywhere.

John Sabino:

This is what customers have been asking for, to have that ability to pick the channel of choice and be seamless in moving back and forth between voice and digital channels. And SoundHound together with LivePerson will put one of the most comprehensive solutions in the marketplace. And to your point that you just made, our customers are asking for this. And now that they don't have to manage that complex web of strategic vendors and can do this with a company that can give them a leading solution, we think that that's going to be extremely attractive to them.

And then I'd love to talk a little bit about the timing as well. As we all know, a LivePerson has been moving forward on its turnaround strategy for some time and it's been going well, but it has not been going as fast as we would like. And so by bringing together LivePerson and SoundHound, this is actually creating a company that is debt-free, has capital to invest, and brings together engineering to keep innovation moving forward at a scale and a velocity that we would want. And when we think about the debt burden that was with LivePerson, the fact is that the debt actually exceeded the entire value of this entire transaction.

So by getting some compromises with our debt holders, bringing the companies together, we're building a very compelling case I think, for the combined entity to be able to engage in the marketplace with some of our enterprise customers and give them the confidence and rebuild some of that trust that we can move forward together and provide a great world-class solution without having to worry about the financial profile. So that's something that we think is going to be very attractive, and the timing to do that's now.

TEXT: What are the strongest near-term opportunities for existing customers with this combined Company?

Keyvan Mohajer:

For the existing customers of LivePerson, this combination brings a few things immediately. The first one is financial stability. As John mentioned earlier, the legacy debt of LivePerson goes away at closing. The combined company will have a strong balance sheet with zero debt and the ability to execute long-term. Platform stability and AI innovation. A lot of the customers, during the AI disruption they want a vendor and a partner that is an innovator and the companies together are ... SoundHound has a track record of being a pioneer and an innovator, and LivePerson also has been an innovator in the majority of its history, and together we are going to be one of the leading innovators in this space.

As John mentioned, cross-sell and upsell is going to be an opportunity. The existing customers want voice, and historically they've had to go to different vendors. Together as a combined company, we can offer a multimodal and omnichannel solution for the customers, and that's what they've been wanting for years. The OASYS platform, as John mentioned, is something that has been decades in the making, and it's going to deliver the agentic AI experience that is beyond state-of-the-art in terms of quality. The immediate opportunity, I think, of the combined company is $500 million of revenue per year. But agentic AI for enterprise is projected to reach $1 trillion, and together as a combined company, we have an amazing opportunity to capture a good portion of that.

TEXT: Why should LivePerson stockholders vote FOR this transaction?

John Sabino:

What I want to impress upon all of our shareholders is that LivePerson went through a very extensive process when we were looking at strategic alternatives for the company. We've publicly stated in the proxy it was 66 potential counterparties. We engaged with over 17 of them. The board and the leadership teams feel very strongly about asking our shareholders to vote for this transaction. We think it's in their best interest. It's definitely in the best interest of the two companies. And we think that there is tremendous opportunities in the future as we move forward. And as Keyvan said, just on the near horizon we're seeing potential for over $500 million in revenue as we look forward, and we think that's very compelling versus LivePerson being a standalone company. Additionally, this deal does represent a premium to the 30-day moving average of LivePerson's share price. At $3.33, it represents a 22% premium over that 30-day trading volume when the deal was signed.

So again, this is right now an upside for our shareholders, and we want to stress that every vote matters. If you don't vote, it's considered to be a vote against the opportunity that sits before us in bringing these two companies together. So, we very much encourage our shareholders to vote as soon as possible. And the deadline is 11:59 PM Eastern on August 19th, 2026, so we hope that we have your votes by then.

Keyvan Mohajer:

My message to LivePerson and shareholders is that the potential for the combined company is unlimited. We have unlimited potential together. It's never been this good. I've been at this for more than two decades, LivePerson has been at this for more than two decades, and we are winning faster than ever. Our Q2 results that we just announced last week was beyond our own expectation, and this is just the beginning of an inflection point for us. The market for agentic AI for enterprise, as I mentioned before, is expected to reach almost $1 trillion by 2030. It's growing exponentially every year, and together we have a good opportunity to be a big leader in that market and you will have a chance to be a part of that amazing winning strategy.

It's really important to vote. If you don't vote, it means you are voting no. And we need more than 50% of shareholders to say yes to the merger for the merger to go through, so we are counting on all of you to take just one minute or less to vote. The instructions are available on the website, and we look forward to having your yes vote as soon as possible.

John Sabino:

I want to just take the opportunity to thank you for joining with me today talking to our shareholders, and also addressing shareholders of SoundHound and anyone that's looking at what the combined company might look like. And we hope to see you all on August 20th for a successful vote. So thank you very much for your time, and again, Keyvan, I look forward to being part of SoundHound and bringing our companies together. Thank you.

Keyvan Mohajer:

Thank you.

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Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the U.S. federal securities laws about the expectations, beliefs, plans, intentions, prospects, financial results and strategies relating to SoundHound AI’s proposed acquisition of LivePerson. Such forward-looking statements include, among others, statements regarding the timing of filing the definitive proxy/prospectus and timing of LivePerson’s special meeting, obtaining regulatory approvals, the timing of closing of the proposed acquisition, and the parties’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including: (1) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LivePerson and SoundHound; (2) the possibility that the transaction does not close when expected or at all due to the failure to satisfy all of the conditions to closing on a timely basis or at all, including the failure to obtain the required shareholder approvals or to consummate the notes restructuring transactions contemplated by the Notes Restructuring Agreement; (3) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which LivePerson and SoundHound operate; (4) any failure to promptly and effectively integrate the businesses of LivePerson and SoundHound; (5) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) reputational risk and potential adverse reactions of LivePerson’s or SoundHound’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the transaction; (7) the diversion of management’s attention and time to the transaction from ongoing business operations and opportunities; and (8) the outcome of any legal proceedings that may be instituted against LivePerson or SoundHound or in connection with the transaction. Further information on factors that could affect the forward-looking statements and expectations above are contained in the filings that LivePerson and/or SoundHound AI have filed, or that will be filed, with the U.S. Securities and Exchange Commission (the “SEC”), including as set forth in the Form S-4 and the proxy statement/prospectus contained therein, as well as the documents incorporated by reference therein.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and LivePerson does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, SoundHound AI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that includes a definitive proxy statement of LivePerson and that constitutes a prospectus of SoundHound AI with respect to the shares of the SoundHound AI common stock to be issued in the proposed transaction, dated July 9, 2026 (the “proxy statement/prospectus”). The proxy statement/prospectus was filed with the SEC on July 9, 2026 by LivePerson, and the mailing of the proxy statement/prospectus to LivePerson’s stockholders began on or about the same date. Each of SoundHound AI and LivePerson may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that SoundHound AI or LivePerson has filed, or may file, with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOUNDHOUND AI AND

LIVEPERSON ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about SoundHound AI and LivePerson, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge on SoundHound AI’s website at https://investors.soundhound.com/financial-information/sec-filings. Copies of the documents filed with, or furnished to, the SEC by LivePerson will be available free of charge on LivePerson’s website at https://ir.liveperson.com/financial-information/sec-filings. The information included on, or accessible through, SoundHound AI’s or LivePerson’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SoundHound, LivePerson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SoundHound, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SoundHound’s definitive proxy statement for its 2026 annual meeting of stockholders under the heading “Proposal 1 – Election of Directors”, which was filed with the SEC on April 9, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001840856/000121390026041978/ea0285618-01.htm. Information about the directors and executive officers of LivePerson and their ownership of LivePerson equity interests can be found in the section entitled “Interests of LivePerson Directors and Executive Officers in the Mergers” and “Owners and Management of LivePerson” included in the proxy/prospectus, which was filed with the SEC on July 9, 2026 and is available at https://www.sec.gov/Archives/edgar/data/1102993/000121390026076759/ea0297465-01.htm. Further information about the directors and executive officers of LivePerson may be found in its amendment to its Annual Report on Form 10-K for the year ended December 31, 2025 under the headings “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001102993/000110299326000020/lpsn-20251231.htm; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by LivePerson’s directors and executive officers; and is in other documents filed by LivePerson with the SEC. Additional information regarding the interests of the participants in the solicitation of proxies will be included in other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.